[Dex One letterhead]

January 31, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Newdex, Inc.
Registration Statement on Form S-4
File No. 333-185348

This letter is submitted in connection with Newdex, Inc.’s (“Newdex,” the “Company,” “we,” “us” and “our”) Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-4 initially filed by the Company on December 7, 2012 (the “Registration Statement”) in response to a comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a teleconference on January 23, 2013.

* * * * * *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided this response letter to you via facsimile, as well as through EDGAR submission, to facilitate an expeditious resolution to any remaining comments the Staff may have.

Division of Corporation Finance

January 31, 2013

Dex One and SuperMedia would like to hold their special meetings as soon as possible and, therefore, the Company would appreciate the Staff’s expedited review of the Amendment.

Please contact me at (919) 297-1222 should you wish to discuss any of the Company’s responses. Thank you for your continuing attention to this matter.

Sincerely,

/s/ Mark W. Hianik

Mark W. Hianik

cc:

Claire DeLabar, Staff Accountant

Terry French, Accountant Branch Chief

Brandon Hill, Attorney-Advisor

Celeste M. Murphy, Legal Branch Chief